April 14, 2011

Via Edgar

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Sooner Holdings, Inc.
Form 8-K
Filed February 14, 2011
File No.: 000-18344
Form 10-K/A for Fiscal Year Ended September 30, 2010
File No.: 000-18344

Dear Mr. Reynolds:

We are providing this letter to confirm that today our client Sooner Holdings, Inc., an Oklahoma corporation (the “Company”), respectfully requested an extension until April 26, 2011, to respond to the Staff letter dated March 21, 2011, relating to the above referenced filings (“Staff Letter”).

As discussed with Erin Wilson today, although the Company has made progress in preparing its response to the Staff Letter, as a result of various schedule conflicts, the Company will need additional time to respond to the Staff Letter.  Pursuant to discussions with Ms. Wilson, it is our understanding that this extension has been granted by Staff.

If you have any questions regarding this matter, please do not hesitate to contact me or John Yung at (916) 930-2500.

Best regards,

/s/ Deborah Seo Deborah Seo

Atlanta, Austin, Chicago, Dallas, Hong Kong, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC